

December 4, 2013

Via E-mail
Brian Altounian
Chief Executive Officer
WOWIO, Inc.
9465 Wilshire Blvd., Suite 3015
Beverly Hills, CA 90212

> **Re: WOWIO, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 25, 2013**
> **Response dated November 25, 2013**
> **File No. 333-184529**

Dear Mr. Altounian:

We have reviewed your response letter dated November 25, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses to comment 1 and 2 from our letter dated November 1, 2013, and your recent settlement agreement with TCA. We reissue comment 2 in part. In addition to your proposed revisions, please revise your disclosure to separately assess your ability to comply with the November 19, 2013 settlement agreement, specifically quantifying the amount that you will have to repay on May 19, 2014. Explain your assessment in light of the company's continued significant losses as described on page 5 of Amendment No. 4 to Form S-1. Please provide your added disclosure under the Prospectus Summary, Risk Factors and Management's Discussion and Analysis.

Notes to Consolidated Financial Statements

5. ACQUISITIONS, page F-19

2. We note your response to comment 5 and your earlier representation that WOWIO incurs no enforceable obligation to make such royalty payments until such time as "revenue is earned on the acquired assets". Moreover, as we stated previously, you concluded that the impairment of the intangible assets was based upon your expectation that you will not generate revenues from those assets. As such, please revise to write-off the related royalty obligation since you will not generate revenues to incur such obligation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352, or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, or Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jeff Cahlon
        Sichenzia Ross Friedman Ference LLP